Exhibit 99.6

Curaleaf Names Matt Darin CEO

Joe Bayern Moves to Head New Division

WAKEFIELD, Mass., May. 9, 2022 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that Matt Darin will become Chief Executive Officer of Curaleaf Holdings, Inc., effective today, while current CEO Joe Bayern will launch and run a new division of Curaleaf developing a new CPG-based business model. Mr. Darin will report to the board and will work closely with Mr. Bayern during the transition period through the second quarter.

The announcement was made in conjunction with the Company’s quarterly earnings call, during which Curaleaf reported first quarter revenue with year-over-year revenue growth of 20% to $313 million, and year-over-year adjusted EBITDA growth of 16% to $73 million with operating cash flow of $57 million.

Executive Chairman Boris Jordan said, "When we named Matt president in January, it was a deliberate move to strengthen our leadership bench to support our growth strategy and build a succession plan for the future. The Board and I are all incredibly grateful for Joe’s accomplishments during his tenure as CEO. He brought us into a new way of working and thinking strategically as a CPG company. His experience as a brand builder and CPG leader will be instrumental for our new venture at a time when the opportunities in the marketplace are only just being realized. We’ll be sharing more on the new division and its role in our strategy soon.”

“Matt has been an essential leader in our day-to-day operations, commercialization strategy and in streamlining our reporting structure and decision-making process. He’s excelled in every role since joining Curaleaf, and I am highly confident in his vision and abilities to lead the company in its next phase of growth. This move positions us well on several fronts; we will benefit from Matt’s proven track record of building winning teams and cannabis industry experience, and Joe Bayern’s extensive experience driving CPG strategy to launch our new division. I have the utmost confidence that this change is the natural next step in Curaleaf’s journey as the leading global cannabis company serving both the adult use and health and wellness markets. In fact, we’ve never been more bullish about our future.”

Mr. Darin brings dynamic leadership skills, an entrepreneurial mindset and experience as a first-class operator in the cannabis industry. As a founder of Grassroots, he was a first entrant in some of the top cannabis markets in the U.S., including Illinois and Pennsylvania. Since joining Curaleaf in July 2020, he led the Central region, the company's largest by footprint and revenue. In 2021 he added the Southeast region to his responsibilities, helping increase Curaleaf’s market share by 55%.

Matt Darin said, “I firmly believe we are building the best team in cannabis and I’m energized and humbled to lead Curaleaf at this pivotal moment. We’ve built the foundation to continue to be the industry leader for the long term with a focus on operational excellence in every aspect of our business. We are leveraging the power of our 131 highly productive dispensaries and the accelerating distribution of our brands in 2,200 wholesale accounts throughout the U.S. I’m grateful to the board for their confidence in me as we move to the next phase of our journey.”

Joe Bayern stated, “I’m thrilled to begin this new chapter with Curaleaf. Working with this team has been an amazing ride and we’re just getting started. I’m deeply grateful to Boris, Joe Lusardi, the board, and every team member at Curaleaf; I am proud of what we’ve built together, and I know that our new venture will be another strong asset in Curaleaf’s undisputed leadership of our exciting industry.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 22 states with 131 dispensaries, 26 cultivation sites, and employs over 5,700 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the appointment of Matt Darin to CEO. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

IR@curaleaf.com

MEDIA CONTACTS

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com